ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 Whipple Street, Balcatta WA 6021 Telephone: +61 8 9441 2311 Facsimile: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
For Immediate Release: 7 October 2014

Orbital secures grant to target new market

PERTH, AUSTRALIA:

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Orbital awarded extension of government funding grant for research and development project to apply Orbital’s patented engine management system technology to rotary engine applications

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Rotary engines are used in many unmanned airplane applications especially in the rapidly expanding unmanned helicopter market

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Orbital is targeting a new segment of the unmanned aerial vehicle market building on the strong position already established in commercial arrangements with Textron and Boeing

Orbital is pleased to announce the Company has been successful in securing an extension of the Automotive New Markets Program Grant to support Orbital’s continuing research and development of new flexible Engine Management Systems for Small Unmanned Aircraft System engines.  The co-funded project will focus on adapting Orbital’s existing patented engine management system technology to rotary engine applications.  Rotary engines are commonly used in the rapidly expanding unmanned helicopter market and the grant will allow Orbital to target this new market as an extension of the Company’s leading position in the heavy fuel small unmanned aircraft systems market.

Orbital’s investment in research and development is designed to maximise the value of the Company’s existing technologies and lead to positive commercial outcomes in the form of licencing fees and product sales.  Building a system sales business in the unmanned aircraft system market is a key element of Orbital’s strategic growth plan (see ASX announcement dated 2 September 2014).  Sales in the unmanned aerial vehicle market are expected to double over the next five years with the unmanned helicopter market expected to grow to be worth $5 billion over the next 10 years.

The Automotive New Markets Program is a joint initiative of the Federal, Victorian and South Australian Governments to help automotive component producers win work in non-automotive markets domestically and internationally.  The total expenditure for the co-funded project this year will be close to $400,000 and will largely focus on adapting Orbital’s existing patented engine management system to rotary engine applications.  Rotary engines are often preferred in unmanned helicopters because they offer similar power levels to conventional engines, but are smaller, lighter, and have low levels of vibration which is ideally suited for video.  The research and development program is expected to be completed in early 2015 and will allow Orbital to target a new unmanned helicopter systems product offering in 2016.

Orbital is a world leader in the heavy fuel small unmanned aircraft systems market with its patented FlexDI™ engine management system.  The FlexDI system offers the best technical solution for heavy fuel on unmanned aircraft and so provides Orbital with a unique advantage. The technology is already being used by the two largest operators of small unmanned aircraft, Textron Unmanned Systems and Insitu Incorporated, a subsidiary of The Boeing Company.  Textron Unmanned Systems use Orbital’s technology on its Aerosonde Mk 4.7 Unmanned Aerial Vehicle.  Orbital recently announced delivery of the first engine to Insitu, as part of the design, development and validation program for a next generation propulsion system.  This engine is now undergoing bench testing prior to a flight testing program which is expected to lead to a low volume production contract (see ASX announcement dated 16 September 2014).

Mr Terry Stinson, CEO of Orbital, comments “The unmanned aerial vehicle sector is a key part of Orbital’s growth strategy and securing funding for this research and development program will allow us to target our technologies towards the growing market of unmanned helicopters in addition to the progress we are making towards commercial contracts for the production of small unmanned aircraft engines.”

CONTACTS

Mr. Terry Stinson

Website: www.orbitalcorp.com.au

Chief Executive Officer

Mr. Ian Veitch

Chief Financial Officer

Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in small unmanned aerial systems, motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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